Pricing Sheet dated July 26, 2011
relating to Preliminary Pricing Supplement No. 2011-MTNDG0064 dated July 7, 2011 and
Offering Summary No. 2011-MTNDG0064 dated July 7, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities
Jump Securities Based on the S&P GSCITM Grains Index Excess Return due January 25, 2013
PRICING TERMS – JULY 26, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:	$3,611,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Underwriting fee and issue price” below)
Pricing date:	July 26, 2011
Original issue date:	July 29, 2011
Maturity date:	January 25, 2013
Underlying index:	S&P GSCITM Grains Index Excess Return (Bloomberg: “SPGSGRP”)
Payment at maturity:
If the final index value is greater than the initial index value,
$1,000 + upside payment
If the final index value is less than or equal to the initial index value,
$1,000 x index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.

Upside payment:
$300 per security (30% of the stated principal amount).  Accordingly, even if the final index value is significantly greater than the initial index value, your payment at maturity will not exceed $1,300 per security.

Initial index value:	47.37
Final index value:	The closing value of the underlying index on the valuation date.
Valuation date:	January 22, 2013, subject to postponement for non-index business days and certain market disruption events.
Index performance factor:	final index value / initial index value
CUSIP:	1730T0MW6
ISIN:	US1730T0MW61
Listing:	The securities will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer
Per Security	$1,000.00	$12.00	$988.00
Total	$3,611,000.00	$43,332.00	$3,567,668.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the securities, will receive an underwriting fee of $12.00 for each security sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $12.00 for each $1,000 security they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Offering Summary filed on July 7, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311002728/dp25151_fwp-2011mtndg0064.htm
Preliminary Pricing Supplement filed on July 7, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311002726/dp25150_424b2-mtndg0064.htm
Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®” and “S&P GSCITM” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.